SECURITIES AND EXCHANGE COMMISSION
08026251
Washington, D.C. 20549

A/S 2/28

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51737

SEC Mail Processing Section
FEB 27 2008
Washington, DC 100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carmichael Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1507 West Parkside Lane
(No. and Street)

Phoenix (City) Arizona (State) 85027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Carmichael 623-580-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Suite 900 (Address) Phoenix (City) Arizona (State) 85004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

WK 2/29

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____, as

of ________________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Ralph W. Carmichael, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Carmichael Securities Company LLC as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ralph W. Carmichael
Managing Member

Sworn to before me this
11th day of February 2008

Notary Public

DANIEL L. POLLMANN
Notary Public - Arizona
Maricopa County
Expires 01/15/09

CARMICHAEL SECURITIES COMPANY LLC
Phoenix, Arizona

FINANCIAL STATEMENTS
December 31, 2007

TABLE OF CONTENTS

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BDO SEIDMAN ALLIANCE

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

INDEPENDENT AUDITORS' REPORT

To The Member of
Carmichael Securities Company, LLC

We have audited the accompanying statement of financial condition of Carmichael Securities Company, LLC (the "Company") as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carmichael Securities Company, LLC as of December 31, 2007, and results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 8, 2008

CARMICHAEL SECURITIES COMPANY LLC

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	52,647
Prepaid expenses		2,439
Deposits		350
Total Assets	$	55,436

LIABILITIES and MEMBER'S EQUITY

Accrued expenses	$	8,000
Member's equity		47,436
Total Liabilities and Member's Equity	$	55,436

The accompanying notes are an integral part of these financial statements.

CARMICHAEL SECURITIES COMPANY LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2007

REVENUE	
Interest income	$ 1,497
Other income (see NOTE 6)	35,000
EXPENSES	
Audit fees	11,631
NASD fees	2,690
Operating expenses	514
Total expenses	14,835
OPERATING INCOME	21,662
NET INCOME	$ 21,662

The accompanying notes are an integral part of these financial statements.

CARMICHAEL SECURITIES COMPANY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2007

Member's equity, beginning of year	$62,689
Capital contributions from member	11,309
Distribution to member	(48,224)
Net income	21,662
Member's equity, end of year	$47,436

The accompanying notes are an integral part of these financial statements.

CARMICHAEL SECURITIES COMPANY LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 21,662
Adjustments to reconcile net income to net cash used in operating activities:	
Capital contributions from member	11,309
Effects of changes in operating assets and liabilities:	
Prepaid expenses	(169)
Deposits	195
Accrued expenses	3,500
Net cash provided by operating activities	36,497
CASH FLOWS FROM INVESTING ACTIVITIES	--
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(48,224)
NET DECREASE IN CASH	(11,727)
CASH, BEGINNING OF YEAR	64,374
CASH, END OF YEAR	$ 52,647

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Carmichael Securities Company LLC (the Company) is a limited liability company formed under the laws of the State of Delaware in 1998. Ralph W. Carmichael is the sole member and the managing member of the Company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in the states of California, Arizona, Connecticut, Massachusetts, New York, New Jersey, and Virginia, and is a member of the National Association of Securities Dealers, Inc.

The Company provides investment banking and corporate finance services to domestic and international companies and acts as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (Act). Placements of such securities are offered only to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of customers. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(i) of this rule.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

INCOME TAXES

No provision for income taxes has been made as the Company is a limited liability company that has elected to be taxed as a partnership. Thus it is a "flow through" entity which is not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on his respective tax returns.

NOTE 2 – RELATED PARTY TRANSACTIONS

Carmichael & Company LLC (CCL) is an affiliate, wholly-owned by Ralph W. Carmichael. CCL provides office space and administrative services to the Company pursuant to an expense agreement, dated January 6, 2005. Under the terms of the expenses agreement, CCL also paid $11,309 of the Company's liabilities and operating expenses during the year ended December 31, 2007.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $44,647, which was $39,647 in excess of the amount required to be maintained at that date.

NOTE 4 – ECONOMIC DEPENDENCY

The Company is dependent on its affiliate Company's (CCL) continued economic support through payments for operating expenses (see Note 2). Such payments are reported as capital contributions on the accompanying financial statements.

NOTE 5 – STATEMENT OF CASH FLOWS

Cash is on deposit with a major bank. The Company paid no interest or income taxes during 2007.

NOTE 6 – OTHER INCOME

During the third quarter of 2007, NASD and NYSE merged to form FINRA. As an NASD member, the Company received $35,000 proceeds from this merger, which it has reported as an other income on its income statement.

SUPPLEMENTAL INFORMATION

This information is an integral part of the accompanying financial statements.

CARMICHAEL SECURITIES COMPANY LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2007

Member's equity	$ 47,436
Deductions and/or charges	2,789
NET CAPITAL	$ 44,647
Computation of net capital requirements:	
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 39,647

The amounts reported on this schedule agree to the corresponding schedule included in the Company's unaudited FOCUS filing, Part IIA as of December 31, 2007.

This information is an integral part of the accompanying financial statements.

SCHEDULE II
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

This information is an integral part of the accompanying financial statements.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

Independent Auditors' Supplementary Report on Internal Control

To The Member of
Carmichael Securities Company, LLC
Phoenix, Arizona

In planning and performing our audit of the financial statements of Carmichael Securities Company, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of the differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 8, 2008